FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Extract from the minutes of the 336th meeting of the Board of Directors, September 29, 2004.

2.	Announcement regarding Board of Directors extraordinary meeting held on November 11, 2004.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company - Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 336th meeting of the Board of Directors.

Date, time and place: Sept. 29, 2004, at 10:00 a.m., at the head offices, at Av. Barbacena, 1200, 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the sponsorship of the Defined Benefit (Plan BD), Paid-in (Plan A) and Mixed (Plan B) Pension Benefit Plans by the subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., jointly with Cemig, the sole funding of each plan being maintained (contributive solidarity); the joint responsibility of Cemig, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. in relation to Forluz, for covering any technical deficit in Plan A and the administrative expenses of Plans A, B and BD, in the proportion obtained by dividing the value of the pay-sheet of the respective sponsor by the sum total of the pay-sheets of the three sponsoring companies; the assumption by Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. of part of Cemig’s debt, referring to the adjustment of the reserves to be amortized of Pension Benefit Plans A and BD, in the proportion obtained by dividing the value of the pay-sheet of the respective sponsor by the sum total of the pay-sheets of the three sponsoring companies; and the joint and several guarantee given by Cemig for payment of the debt referring to the adjustment of reserves to be amortized of Pension Benefit Plans A and BD and the fulfillment of obligations relating to the sponsors Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., in the event of default on the part of same; the Board also authorized Forluz to carry out the necessary adaptations to its By-laws, with a view to incorporating the decisions hereby approved; and the signing of the Agreements to Adhere to Plans A, B and BD by Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., together with Cemig. II- The Board approved: a) the revision of Project 423/00: Sub-Station Neves 3-Construction; b) the signing of an Act of Commitment for future partnership with Alusa, in Lot K – LT Campos – Novos Blumenau, 525 kV, the object of Aneel Auction 001/2004, referring to the concession for public transmission service, the conditions for Cemig’s participation in said enterprise to be approved by the Board of Directors prior to the signing of the partnership agreement; c) Project 1154/04: Substitution of Protection Relays, authorizing the initiation of the respective public tender process(es) and the carrying out of purchase(s) and signing of service contract(s); d) the private issue of two thousand, two hundred and fifty simple debentures of Cemig to be subscribed for by the State of Minas Gerais, in the total amount of twenty-two million, five hundred thousand Reals; and e) the minutes of this meeting. III- The Board authorized: a) the initiation of the Administrative Process for Non-Requirement of Public Tender, as well as the signing of an Independent Audit service contract with Deloitte Touche Tohmatsu Auditores Independentes, in order to ratify the calculations referring to the revenues resulting from the application of Aneel Resolutions no. 165/03 and 83/04 in the market used for Cemig’s Tariff Review, for the period of two hundred and forty hours; b) the adoption of the procedures necessary for the presentation of Cemig’s pre-qualification documentation for Aneel Auction 002/2004, in accordance with the Public Notice published on September 6, 2004, for participation in the auction of Lot A: LT Colinas –Ribeirão Gonçalves – São João do Piauĺ – Sobradinho and of Lot B: LT Irapé –Araçuaĺ, in partnership with public or private sector companies or individually, in the event it is considered opportune. When the pre-qualification process and the technical and financial analyses of the respective enterprises are concluded, the values to be considered for the presentation of bids at that Auction shall be submitted to the Board of Directors; c) participation in Aneel Auction 001/2004, referring to the concession for public transmission service, all the conditions relating to Cemig’s participation to be ratified by the Board of Directors before the signing of the Concession Contract and the setting up of the Special Purpose Company; d) the signing of an amendment to the Implementation Contract for the Bom Despacho 3 Sub-Station; e) the initiation of the Administrative Process for Non-Requirement of Public Tender, as well as the direct signing of a service contract with the company ABB Ltda. for the overhaul of nine 33 MVAr, 500 kV reactors, manufactured by ASEA, at the Ouro Preto, Jaguara 500 kV and Ribeirão das Neves Sub-Stations, for the period of eleven months, in order to fulfill Project no. 1095/04: Reinforcements to the Transmission System / Aneel Resolution 547/2003; f) the signing of Contracts for the Use of the Distribution System with the participants in the Igarapava Consortium, canceling for all purposes the provisions of the correspondence sent to the members of that Consortium determining the ceiling for transport costs; as well as an Amendment to the Operations Agreement signed with the Igarapava Consortium on July 25, 1994; g) the initiation of the Public Tender Administrative Process, as well as the signing of the contract for armed watchman services for the installations of the Pai Joaquim Minor Hydroelectric Plant, situated on the River Araguari, in the River Paranaĺba sub-basin, in the River Paraná basin, in the Municipality of Santa Juliana, MG, for the period of twelve months, which may be extended for another twelve months, up to the maximum period of twenty-four months, in the form of Price Consultation, to be submitted to Aneel’s approval within the period of thirty days from the date of signing; h) the advance, for a future capital increase in Usina Termelétrica Barreiro S.A., of the amount of one million, three hundred and fifty thousand Reals, in order to fulfill commitments undertaken as provided in the debt contract signed with Toshiba do Brasil S.A. for the implementation of the Barreiro Thermo-Electric Plant, as well as other expenses relating to its operations and maintenance during the year 2004, this amendment to be later submitted to the Annual General Shareholders Meeting to be held in 2005, which will decide upon the allocation of Cemig’s profits; i) the renewal, with Companhia de Seguros Minas Brasil, of the Group Life Insurance policy for Cemig’s employees and retirees, with a view to maintaining insurance coverage for a period of up to six months, as from October 31, 2004, as well as the signing of an amendment to Contract no. 10112/99, dated October 31, 1999, with that Insurance Company; j) the signing of loan contracts with Banco do Brasil, ItaúBBA, Banco Real ABN Amro, Credit Suisse First Boston and Unibanco, in accordance with Central Bank Resolution 2970, in order to roll over debts maturing in October, November and December 2004; 1) the direct signing of a contract with Deloitte Touche Tohmatsu, for services to identify the activities necessary for the assessment of Cemig’s present internal control environment and for the planning of the activities needed in order to obtain the certification referring to section 404 of the Sarbanes-Oxley Law, for the period of ninety days, with waiver of the requirement for a Public Tender, based on article 24, II, of Law 8666/93; m) the Executive Committee to continue negotiations with Petrobras regarding the economic optimization modeling for the operation involving the sale of 40% of Gasmig’s shares, as provided in the Report entitled “Modeling Proposal for the Sale of Shares in Gasmig”, drawn up by the independent auditors Hirashima & Associados; n) the presentation to Caiuá-Serviços de Eletricidade S.A. of an indicative and non-binding proposal for the purchase of 100% of the shares of Empresa Rosal Energia S.A., which holds the concession for the Rosal Hydro-electric Plant, conditional upon the due diligence to be carried out by Cemig and its advisors hired for that purpose, when all the information provided in the Executive Information Memorandum, supplied by Unibanco, the advisor hired by Caiuá, will be checked. Any binding proposal to be put forward for the acquisition of the company by Cemig shall be the object of a specific resolution of the Executive Committee and the Board of Directors; and, o) the signing of a Private Act for Admission of Debt and Other Agreements, up to the limit of the total debits calculated according to the criteria of the Wholesale Electric Energy Market (MAE), with the creditors that accept the terms of the agreement proposed by Cemig; the waiver, by the Company, of the right on which Injunction no. 2003.34.00.000282-1 and Declaratory Action no. 2003.34.00.027612-4 are founded, as well as the Provisional Remedy – in the case of the latter, if Aneel makes the liberation of the RTE conditional upon the waiver; and the negotiation with Aneel - and, if necessary, with the distribution concessionaires - of the form and conditions for the return of the blocked RTE credits, which should be mentioned, preferentially, insofar as Aneel agrees, in the judicial instrument ratifying the nonsuit. IV- The Board confirmed the authorization for a public bidding session to be held for the rental of passenger vehicles, authorizing the hiring of Empresa LM Transportes Interestaduais Ltda., the winner of the Public Bidding Session no. MS/AS-001/2004, whose objective is the rental service for five hundred and nineteen passenger vehicles, for a period of thirty months, which may be extended for another thirty months, up to a maximum of sixty months, re-ratifying CRCA–085/2004, in order to alter its value, the other terms of that CRCA remaining unchanged. V- The Board ratified: a) the hiring of the law firm Ulhôa Canto, Rezende e Guerra – Advogados, through an Administrative Process for Non-requirement of a Public Tender, based on article 25, Item II, of Federal Law 8666/93, to apply for an injunction with a view to annulling the re-publication of Aneel Resolution no. 83/2004, consequently restoring the terms of this Resolution as first published; b) the signing of the second and third amendments to the Contract for the Constitution of the Aimorés Consortium, authorizing the signing of the fourth amendment thereto; c) the signing with the Alstom Itajubá Consortium (currently Areva Itajubá Consortium) of the Implementation Contract for the Itajubá 3 Sub-Station, with a sixteen month period and a global price composed of installments in Euros and Reals, as well as the first, second, third and fourth amendments thereto, authorizing the signing of the fifth amendment thereto; d) the sale, in the form of an exchange with the State of Minas Gerais, of three urban properties located in Juiz de Fora/MG, at Av. Barão do Rio Branco, 2281, Edificio Brumado, comprising the 8th, 9th and 10th floors, with an area of 408.50 sq.m. each, in exchange for the following properties of the State of Minas Gerais: a property situated in Itajubá/MG, at R. Bartolomeu Tadei, comprising lots nos. 38, 39, 40, 41, 44, 45, 46, 157, 158, 159 and 160 of block “S” in the BPS development; a property situated in

Itajubá/MG, at R. Wagner Machado, District of Açude, comprising a plot of land with an area of 2,266.00 sq.m.; and a property situated in Patos de Minas/MG, in the District of Céu Azul, comprising lots nos. 1 to 7 of block 12-A and nos. 2 to 10 of block 12; as well as the cancellation of CRCA-085/2001; e) the signing of Agreement CRT/DE/13.000/2002 with the National Colonization and Agrarian Reform Institute (INCRA), on June 17, 2002, and of the 1st, 2nd and 3rd amendments thereto; and f) the rendering of services for the operation and maintenance of equipment and installations of the Igarapava Hydro-electric Plant, as well as the signing of Contract no. 5057/98 with the Igarapava Hydro-electric Consortium, for the period of ten years, and the 1st, 2nd , 3rd and 4th amendments thereto. VI- The Board re-ratified CRCA-087/2004, which approved Project 1145/04: Updating of Licenses for Microsoft Products, with a view to including the Microsoft Select License feature in the Administrative Process for Non-requirement of a Public Tender; the company “Empresa LAR-Large Account Reseller” is also to implement the contracts with Cemig for that feature, the other decisions of that CRCA to remain unchanged. VII- The Member of the Board Alexandre Heringer Lisboa abstained from voting on the matter relating to the bases for the signing of the Agreement to Adhere with Forluz, as a result of the break-up of vertical integration, mentioned in item I above. VIII- The Chairman, the Members of the Board Andréa Paula Fernandes, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa, Oderval Esteves Duarte Filho and Carlos Suplicy de Figueiredo Forbes, Djalma Bastos de Morais, Firmino Ferreira Sampaio Neto and Alexandre Heringer Lisboa; Executive Director Flávio Decat de Moura; the Executive Coordinator of the Project for the Break-up of Vertical Integration, João Luiz Senra de Vilhena; Superintendent Manoel Bernardino Soares; Advisor Agostinho Faria Cardoso and the President of Forluz, Fernando Alves Pimenta, and the representative of Hirashima & Associados commented on general topics and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Firmino Ferreira Sampaio Neto, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Oderval Esteves Duarte Filho, Carlos Suplicy de Figueiredo Forbes, Luiz Henrique de Castro Carvalho, Fernando Lage de Melo and Franklin Moreira Gonçalves; Flávio Decat de Moura, Executive Director; João Luiz Senra de Vilhena, Executive Coordinator of the Project for the Break-up of Vertical Integration; Manoel Bernardino Soares, Superintendent; Agostinho Faria Cardoso, Advisor; Fernando Alves Pimenta, President of Forluz; the representative of Hirashima & Associados and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company - CNPJ 17.155.730/0001-64

BOARD OF DIRECTORS

Meeting held on 11 November 2004

This is to inform you that the Board of Directors, in an extraordinary meeting held today, from 9 to 10 a.m., decided to continue the process of renegotiation of the CRC contract between the State of Minas Gerais and Cemig.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: November 12, 2004